Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

March 29, 2013

VIA EDGAR

Mr. Edward Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Dear Mr. Bartz:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 111 (“PEA 111”) to the Registrant’s registration statement filed pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”).

PEA 111 is being filed to update and complete the Registrant’s disclosures in Post-Effective Amendment No. 109 (“PEA 109”) filed on January 24, 2013 on Form N-1A. PEA 111 (i) reflects changes to PEA 109 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on March 8, 2013, (ii) completes certain information not previously included in PEA 109, and (iii) includes certain other required exhibits.

PEA 111 includes a prospectus for each of the Redmont Resolute Fund I and Redmont Resolute Fund II (each, a “Fund”), two separate series of the Registrant, and a combined statement of additional information (“SAI”) for both Funds. There are no disclosures within PEA 111 that would render it ineligible to become effective pursuant to Rule 485(b) of the 1933 Act.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on March 8, 2013 to PEA 109, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

Mr. Edward Bartz

March 28, 2013

STAFF COMMENTS: PROSPECTUS

1.

Staff Comment: In the Summary section of each Fund’s Prospectus, in each Fund’s Annual Fund Operating Expenses table, please include an amount for the caption “Other Expenses,” and indent the sub-captions entitled “Other Fund Expenses” and “Shareholder Services Fees.” In addition, please consider breaking down “Other Fund Expenses” into several sub-captions.

Registrant’s Response: The Registrant has included the total amount for “Other Expenses” in each Fund’s Annual Fund Operating Expenses table. As there are more than three components of each Fund’s “Other Expenses,” the Registrant has not included additional sub-captions for such expenses in accordance with Instruction 3(c)(iii) to Item 3 of Form N-1A.

2.	Staff Comment: Please consider reducing the length of the Principal Investment Strategies included in the Summary section of each Fund’s Prospectus, to the extent excessive detail has been included.

Registrant’s Response: The Registrant has reviewed the Principal Investment Strategies disclosure in the Summary section against the disclosure presented in the Prospectus as a whole, and believes the detail included in each Fund’s Principal Investment Strategies is appropriate, given the particulars of each Fund’s anticipated operations.

3.	Staff Comment: Please confirm that the advisory fee waiver and expense reimbursement agreement with respect to each Fund will be filed as an exhibit to the Registrant’ registration statement.

Registrant’s Response: The Registrant confirms that the fee waiver and expense reimbursement agreement with respect to each Fund has been filed as an exhibit to the Fund’s registration statement with PEA 111.

4.

Staff Comment: In the Summary section of each Fund’s Prospectus, in each Fund’s Annual Fund Operating Expenses table, please include a caption for the amount of “Dividends and Interest on Short Sales,” to the extent applicable.

Registrant’s Response: Comment complied with. The requested caption will be included to the extent applicable.

5.

Staff Comment: Each Fund’s Principal Investment Strategies indicate that the Fund “…seeks to achieve diversification, less risk and lower volatility than if the Fund utilized a single Manager or a single strategy approach.” Please clarify the reference to diversification, as the Funds are classified as non-diversified under the 1940 Act.

Registrant’s Response: The Registrant clarifies that the reference to “diversification” in the excerpted language does not refer to a Fund’s “diversified” or “non-diversified” classification under the 1940 Act, but rather seeks to convey that the Funds’ strategy

Mr. Edward Bartz

March 28, 2013

attempts to provide exposure to a broad array of assets. The related disclosure has been modified in response to the comment.

6.	Staff Comment: Please confirm that each Principal Risk included in the Prospectus for each Fund is applicable.

Registrant’s Response: Registrant confirms, based on input from the Funds’ investment adviser, that the Principal Risks included in the Prospectus continue to be applicable.

7.

Staff Comment: Under the caption entitled “Investment Adviser” in the Summary section of each Fund’s Prospectus, please include only the name of the investment adviser and any sub-adviser, and delete any additional information.

Registrant’s Response: The Registrant has complied with the comment.

8.

Staff Comment: Under the caption entitled “Portfolio Managers” in the Summary section of each Fund’s Prospectus, please include the specific date on which each portfolio manager began to manage each Fund.

Registrant’s Response: The Registrant has complied with the comment.

9.

Staff Comment: In the section of each Fund’s Prospectus entitled “Investment Objective and Principal Strategies,” please provide a definition of “total return” as used in each Fund’s investment objective.

Registrant’s Response: The Registrant has included in the relevant sections the clarifying statement that “[t]otal return measures the total performance of an investment including interest, capital gains, dividends, and distributions realized over a given period of time.”

10.

Staff Comment: In the section of each Fund’s Prospectus entitled “Buying and Redeeming Shares,” as applicable, please indicate that Class A shares have a 1.00% contingent deferred sales charge on redemptions of certain large purchases held for less than twelve months in the table under the caption entitled “Sales Charges when you Purchase Shares,” rather than “none.”

Registrant’s Response: The related disclosure has been modified in response to the comment.

STAFF COMMENTS: STATEMENT OF ADDITIONAL INFORMATION

11.

Staff Comment: In the section of the SAI entitled “Additional Investment Activities and Risks Applicable to Both Funds,” please indicate that, when a Fund is a seller of credit default swaps, it will segregate the full notional amount of the credit default swap.

Mr. Edward Bartz

March 28, 2013

Registrant’s Response: The related disclosure in the SAI has been modified in response to the comment.

* * *

The Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact me at 720.917.0864.

Very truly yours,

/s/ David T. Buhler
David T. Buhler, Esq.
Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP